UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT
RAYTHEON TECHNOLOGIES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-00812	06-0570975
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
870 Winter Street, Waltham, Massachusetts 02451
(Address of Principal Executive Offices) (Zip Code)

Ramsaran Maharajh
Executive Vice President and General Counsel
(781) 522-3000
(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Raytheon Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of Raytheon Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and products and services designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. As used herein, the terms “we,” “us,” “our,” “Raytheon Technologies,” “RTC,” and the “Company” mean Raytheon Technologies Corporation, unless the context indicates another meaning. References to internet websites in this Form SD are provided for convenience only. Information available through these websites is not incorporated by reference into this Form SD.

Section 1 – Conflict Minerals

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the RTC Conflict Minerals Reports for the calendar year ended December 31, 2021 is filed as Exhibit 1.01 hereto and is publicly available through the Investors section of RTC’s website (http://www.rtx.com).

Item 1.02 Exhibit

The RTC Conflict Minerals Report required by Item 1.01 is filed as Exhibits 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – RTC Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RAYTHEON TECHNOLOGIES CORPORATION
(Registrant)

Date: May 31, 2022	By:	/s/ RAMSARAN MAHARAJH
Ramsaran Maharajh
Executive Vice President and General Counsel

Date: May 31, 2022	By:	/s/ PAOLO DAL CIN
Paolo Dal Cin
Sr. Vice President, Operations, Supply Chain, Quality, EH&S

Exhibit Index

Exhibit Number	Exhibit Description
1.01	RTC Conflict Minerals Report